UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):	April 23, 2015

HARRIS CORPORATION
__________________________________________
(Exact name of registrant as specified in its charter)

Delaware	1-3863	34-0276860
_____________________ (State or other jurisdiction	_____________ (Commission	______________ (I.R.S. Employer
of incorporation)	File Number)	Identification No.)

1025 West NASA Blvd., Melbourne, Florida		32919
_________________________________ (Address of principal executive offices)		___________ (Zip Code)

Registrant’s telephone number, including area code:	(321) 727-9100

Not Applicable
______________________________________________
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[x]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 8.01	Other Events.

As previously disclosed, on February 5, 2015, Harris Corporation (“Harris”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Exelis Inc. (“Exelis”) and a wholly owned subsidiary of Harris. The Merger Agreement provides, among other things, that upon the terms and conditions set forth therein, Merger Sub will merge with and into Exelis, with Exelis being the surviving corporation and becoming a wholly owned subsidiary of Harris (the “Merger”). Harris is filing this Current Report on Form 8-K (this “Report”) to provide an update on the status of the antitrust approval of its pending acquisition of Exelis.

The completion of the Merger is subject to the receipt of antitrust clearance in the United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated thereunder, the Merger may not be completed until notification and report forms have been filed with the Federal Trade Commission and the Department of Justice and the applicable waiting period (or any extensions thereof) has expired or been terminated.

On April 23, 2015, Harris and Exelis received a “second request” from the DOJ for additional information and documentary material. Although this “second request” extends the waiting period under the HSR Act, Harris continues to expect the Merger to close in June 2015, subject to customary closing conditions.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HARRIS CORPORATION

April 23, 2015	By:	/s/ Miguel A. Lopez

Name: Miguel A. Lopez
Title: Senior Vice President & Chief Financial Officer